Exhibit 107

CALCULATION OF FILING FEE TABLE

FORM F-1

(Form Type)

RUBICO INC.

(Exact Name of Registrant as Specified in its Charter)

Not Applicable

(Translation of Registrant’s Name into English)

Table 1: Newly Registered Securities

	Security Type	Security Class Title	Fee Calculation Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee
Fees to Be Paid	Equity	Shares of common stock, par value US$0.01 per share(1)	Rule 457(o)	(2)	(3)	US$30,000,000	.00015310	US$4,593(4)
	Total Offering Amounts					US$30,000,000		US$4,593
	Net Fee Due							US$4,593

(1)	Including related preferred stock purchase rights. Preferred stock purchase rights are not currently separable from the shares of common stock and are not currently exercisable. The value attributable to the preferred stock purchase rights, if any, will be reflected in the market price of the shares of common stock.

(2)	There are being registered hereunder such indeterminate number of shares of common stock of the registrant (the “Common Shares”) as may be sold by the registrant from time to time at indeterminate prices. The maximum aggregate offering price of all Common Shares sold shall not exceed $30,000,000. Pursuant to Rule 416 under the Securities Act of 1933, as amended (the “Securities Act”) the Common Shares being registered hereunder include such indeterminate number of Common Shares as may be issuable with respect to the Common Shares being registered hereunder as a result of share splits, share dividends or similar transactions.

(3)	The proposed maximum offering price per Common Shares will be determined from time to time by the registrant in connection with the issuance by the registrant of the securities registered hereunder and is not specified.

(4)	Calculated pursuant to Rule 457(o)under the Securities Act of 1933, as amended, based on an estimate of the proposed maximum aggregate offering price.